02027578

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2000

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission file no.: 333-93785

Donegal Mutual Insurance Company 401(k) Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

Page 1 of 17 pages
Exhibit Index on p. 16

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2000
(WITH COMPARATIVE TOTALS FOR 1999)

AND

INDEPENDENT AUDITOR'S REPORT

M&A McKONLY & ASBURY LLP
CERTIFIED PUBLIC ACCOUNTANTS

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

TABLE OF CONTENTS

CLARENCE E. ASBURY, CPA, CVA
TERRY L. HARRIS, CPA
ROBERT A. ROMAKO, CPA
GARY J. DUBAS, CPA
SCOTT A. HEINTZELMAN, CPA, CMA, CFE
TRACEY L. RASH, CPA, CGFM

McKONLY & ASBURY LLP
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN AND PENNSYLVANIA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
INTERNATIONAL GROUP OF ACCOUNTING FIRMS

INDEPENDENT AUDITOR'S REPORT

Donegal Mutual Insurance Company
401(k) Plan
Marietta, Pennsylvania

We were engaged to audit the financial statements and supplemental schedule of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2000 and for the year then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's *Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974*, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 4, which was certified by Transamerica Life Insurance and Annuity Company (Transamerica), the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we were unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*.

415 FALLOWFIELD ROAD
2ND FLOOR • CAMP HILL, PA 17011
(717) 761-7910 • FAX (717) 761-7944

M&A

MAILING ADDRESS: P.O. BOX 1331
HARRISBURG, PA 17105
WEB SITE: www.macpas.com

Information for the year ended December 31, 1999 is presented for comparative purposes only and was extracted from the financial statements presented for that year, on which a disclaimer of opinion, to the extent outlined in the preceding paragraphs, dated October 13, 2000, was expressed.

McKonly + Asbury LLP

Harrisburg, Pennsylvania
October 10, 2001

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000
(WITH COMPARATIVE TOTALS FOR 1999)

	2000				
	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total	Total 1999
Assets					
Receivables					
Employer contributions	$ 29,797	$ -	$ -	$ 29,797	$ 5,519
Participant contributions	59,672	-	-	59,672	22,076
Total receivables	89,469	-	-	89,469	27,595
Investments, at fair value					
Transamerica - pooled separate accounts					
Transamerica Equity Fund	275,686	474,465	153,311	903,462	4,457
Transamerica Equity Index Fund	487,386	413,631	101,855	1,002,872	321,935
Transamerica Balanced Fund	368,618	633,180	172,011	1,173,809	219,081
Transamerica Cash Management Fund	158,536	2,376,930	851,535	3,387,001	35,234
TA Fidelity Contrafund	168,020	363,801	91,506	623,327	93,959
TA Fidelity Low-Priced Stock Fund	132,957	239,005	60,109	432,071	68,399
TA Fidelity Equity-Income II Fund	136,714	380,427	134,387	651,528	85,394
TA Templeton Foreign Fund	22,908	72,807	12,192	107,907	7,585
TA Brandywine Fund	145,261	332,788	79,465	557,514	84,501
TA Janus Fund	441,043	861,689	250,080	1,552,812	141,838
TA Janus Worldwide Fund	400,284	723,836	190,605	1,314,725	164,764
TA Loomis Sayles Bond Fund	55,515	276,027	114,190	445,732	16,865
TA PBHG Emerging Growth Fund	124,939	201,668	64,586	391,193	87,834
TA Putnam Asset Allocation Growth Portfolio	76,353	136,560	35,798	248,711	68,376
TA Putnam Asset Allocation Balanced Portfolio	181,434	222,915	101,800	506,149	92,058
TA Putnam Asset Allocation Conservative Portfolio	79,533	103,568	36,106	219,207	71,042
TA Putnam Diversified Income Fund	97,552	40,146	21,274	158,972	12,726
TA Stein Roe Capital Opportunities Fund	72,735	44,195	10,082	127,012	56,530
TA Strong Government Securities Fund	21,168	156,559	76,266	253,993	6,205
Total pooled separate accounts	3,446,642	8,054,197	2,557,158	14,057,997	1,638,783
Employer securities	13,205	1,106,170	232,066	1,351,441	-
Total investments	3,459,847	9,160,367	2,789,224	15,409,438	1,638,783
Total assets	3,549,316	9,160,367	2,789,224	15,498,907	1,666,378
Net assets available for benefits	$ 3,549,316	$ 9,160,367	$ 2,789,224	$ 15,498,907	$ 1,666,378

The accompanying notes are an integral part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2000
(WITH COMPARATIVE TOTALS FOR 1999)

	2000				
	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total	Total 1999
Additions					
Contributions					
Employer	$ 650,436	$ -	$ -	$ 650,436	$ 148,747
Participant	1,025,994	-	-	1,025,994	598,801
Rollover	657,269	-	-	657,269	327,867
Total contributions	2,333,699	-	-	2,333,699	1,075,415
Investment income					
Dividends	1,388	22,228	19,694	43,310	-
Net realized/unrealized appreciation (depreciation) in fair value of investments	(263,771)	66,085	19,240	(178,446)	264,800
Total investment income	(262,383)	88,313	38,934	(135,136)	264,800
Total additions	2,071,316	88,313	38,934	2,198,563	1,340,215
Deductions					
Benefits paid to participants	188,378	332,297	87,800	608,475	92,322
Administrative expenses	-	-	5,657	5,657	-
Total deductions	188,378	332,297	93,457	614,132	92,322
Net increase (decrease)	1,882,938	(243,984)	(54,523)	1,584,431	1,247,893
Transfers of assets to the Plan	-	9,404,351	2,843,747	12,248,098	-
Net assets available for benefits					
Beginning of year	1,666,378	-	-	1,666,378	418,485
End of year	$ 3,549,316	$ 9,160,367	$ 2,789,224	$ 15,498,907	$ 1,666,378

The accompanying notes are an integral part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company as of May 1, 1998 are eligible to participate in the Plan immediately. All other employees will be eligible to participate as of the first day of the month after the month in which their employment with the Company has commenced. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company discontinued their Money Purchase Pension Plan and Profit Sharing Plan on December 31, 1999 and all assets from these two plans were transferred to the 401(k) Plan during the 2000 year. The transfer of investments consisted of cash and 51,110 shares of Donegal Group, Inc. common stock. Separate accounts have been established to record the activity of the funds within the 401(k) Account, the Money Purchase Pension Account and the Profit Sharing Account.

Contributions

Prior to 2000, participants were allowed to defer a maximum of 8% of their annual compensation up to the maximum limitation established by the Internal Revenue Code. The employer contributed, on behalf of each participant, a sum equal to 25% of the employee deferral, up to 8% of compensation deferred. Effective January 1, 2000, the maximum annual participant elective deferrals were increased from 8% to 15% and the Company match was increased to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the following in accordance with Plan provisions: (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. No contributions are allowed to be made to the Money Purchase Pension Account or Profit Sharing Account, nor are any transfers between the 401(k) Account, Money Purchase Pension Account, or Profit Sharing Account allowed.

(continued)

1. DESCRIPTION OF PLAN (Cont'd)

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon, as well as all amounts in the Money Purchase Pension Account and Profit Sharing Account. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service. Forfeitures arising from distributions to participants who are less than 100% vested will be reallocated to existing participants per guidelines established by the Plan. Forfeitures during 2000 and 1999 amounted to $2,176 and $3,578.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments

Investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

Transamerica Life Insurance and Annuity Company (Transamerica) holds the funds for the Plan and maintains an individual account for each participant. Contributions made on a participant's behalf under the Plan will be directly allocated to that participant's account.

Contributions made to each participant's account will be invested, based on the individual's direction, in one or more of twenty investment options. There are five growth equity funds consisting of the Transamerica Equity Fund, the TA Fidelity Contrafund, the TA Brandywine Fund, the TA Janus Fund, and the TA Janus Worldwide Fund. There are four asset allocation funds consisting of the Transamerica Balanced Fund, the TA Putnam Asset Allocation Growth Portfolio, the TA Putnam Asset Allocation Balanced Portfolio, and the TA Putnam Asset Allocation Conservative Portfolio. There are two fixed income funds consisting of the TA Loomis Sayles Bond Fund and the TA Putnam Diversified Income Fund. The TA Stein Roe Capital Opportunities Fund is an aggressive growth fund. The TA Fidelity Equity-Income II Fund is an equity income fund. The Transamerica Equity Index Fund is an equity index fund. The TA Templeton Foreign Fund is a foreign equity fund. The TA Strong Government Securities Fund is a government bond fund. The Transamerica Cash Management Fund is a short-term investment fund. The TA PBHG Emerging Growth Fund is a small capitalization equity fund. The TA Fidelity Low-Priced Stock Fund is a small-company equity fund. Participants may also invest in shares of Donegal Group, Inc. common stock.

(continued)

4. INFORMATION CERTIFIED BY TRUSTEE

The Plan's investments and investment transactions are held and certified by Transamerica Life Insurance and Annuity Company. The following table and Supplemental Schedule, which have not been audited by independent auditors, present the fair values of investments and investment transactions as certified complete and accurate by Transamerica Life Insurance and Annuity Company, the trustee of the Plan.

During the year ended December 31, 2000, the Plan's investments, other than employer securities (see note 6), (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (fair value as of December 31, 1999 is also provided):

	2000			1999	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year		Fair Value at End of Year	
Fair value as determined by the trustee					
Transamerica Equity Fund	$ (115,897)	$ 903,462	*	$ 4,457	
Transamerica Equity Index Fund	(77,879)	1,002,872	*	321,935	*
Transamerica Balanced Fund	15,298	1,173,809	*	219,081	*
Transamerica Cash Management Fund	172,317	3,387,001	*	35,234	
TA Fidelity Contrafund	(36,444)	623,327		93,959	*
TA Fidelity Low-Priced Stock Fund	64,599	432,071		68,399	
TA Fidelity Equity-Income II Fund	62,728	651,528		85,394	*
TA Templeton Foreign Fund	1,296	107,907		7,585	
TA Brandywine Fund	30,094	557,514		84,501	*
TA Janus Fund	(289,148)	1,552,812	*	141,838	*
TA Janus Worldwide Fund	(273,428)	1,314,725	*	164,764	*
TA Loomis Sayles Bond Bond	20,172	445,732		16,865	
TA PBHG Emerging Growth Fund	(177,191)	391,193		87,834	*
TA Putnam Asset Allocation Growth Portfolio	(20,693)	248,711		68,376	
TA Putnam Asset Allocation Balanced Portfolio	(7,885)	506,149		92,058	*
TA Putnam Asset Allocation Conservative Portfolio	878	219,207		71,042	
TA Putnam Diversified Income Fund	(697)	158,972		12,726	
TA Stein Roe Capital Opportunities Fund	(30,423)	127,012		56,530	
TA Strong Government Securities Fund	28,361	253,993		6,205	
	$ (633,942)	$ 14,057,997		$ 1,638,783	

* = Investments represent 5% or more of the Plan's net assets.

(continued)

5. TAX DETERMINATION

The Plan has a determination letter request pending with the Internal Revenue Service. The Company believes that the Plan and related trust continue to be designed and operated in accordance with the applicable sections of the *Internal Revenue Code*.

6. RELATED PARTY AND PARTY IN INTEREST

The Plan held 142,257 and zero shares of Donegal Group, Inc. common stock with fair values of $1,351,441 and zero and costs of $895,945 and zero at December 31, 2000 and 1999. During 2000, the Plan received 51,110 shares of Donegal Group, Inc. common stock, with a fair value of $325,826 at the time of transfer, from the Money Purchase Pension Plan and Profit Sharing Plan. The unrealized appreciation of the fair value of Donegal Group, Inc. common stock during 2000 was $455,496. As of December 31, 2000, the shares of Donegal Group, Inc. common stock represent more than 5% of net assets available for benefits.

7. ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan's sponsor. No such officer or employee receives compensation from the Plan. Primarily all of the trustee fees and audit fees are paid directly by the Company.

8. PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H (Form 5500)
Part IV - Transactions During Plan Year
Line 4i - Schedule of Assets Held for Investment Purposes At End of Year
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
Year Ending December 31, 2000

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	TRANSAMERICA ASSET MANAGEMENT	EQUITY FUND	**	903,462
	TRANSAMERICA ASSET MANAGEMENT	EQUITY INDEX FUND	**	1,002,872
	TRANSAMERICA ASSET MANAGEMENT	BALANCED FUND	**	1,173,809
	TRANSAMERICA ASSET MANAGEMENT	CASH MANAGEMENT FUND	**	3,387,001
	TRANSAMERICA ASSET MANAGEMENT	FIDELITY CONTRAFUND	**	623,327
	TRANSAMERICA ASSET MANAGEMENT	FIDELITY LOW-PRICED STOCK FUND	**	432,071
	TRANSAMERICA ASSET MANAGEMENT	FIDELITY EQUITY-INCOME II FUND	**	651,528
	TRANSAMERICA ASSET MANAGEMENT	TEMPLETON FOREIGN FUND	**	107,907
	TRANSAMERICA ASSET MANAGEMENT	BRANDYWINE FUND	**	557,514
	TRANSAMERICA ASSET MANAGEMENT	JANUS FUND	**	1,552,812
	TRANSAMERICA ASSET MANAGEMENT	JANUS WORLDWIDE FUND	**	1,314,725
	TRANSAMERICA ASSET MANAGEMENT	LOOMIS SAYLES BOND FUND	**	445,732
	TRANSAMERICA ASSET MANAGEMENT	PBHG EMERGING GROWTH FUND	**	391,193
	TRANSAMERICA ASSET MANAGEMENT	PUTNAM ASSET ALLOCATION GROWTH	**	248,711
	TRANSAMERICA ASSET MANAGEMENT	PUTNAM ASSET ALLOCATION BALANCED	**	506,149
	TRANSAMERICA ASSET MANAGEMENT	PUTNAM ASSET ALLOCATION CONSERVATIVE	**	219,207
	TRANSAMERICA ASSET MANAGEMENT	PUTNAM DIVERSIFIED INCOME FUND	**	158,972
	TRANSAMERICA ASSET MANAGEMENT	STEIN ROE CAPITAL OPPORTUNITIES FUND	**	127,012
	TRANSAMERICA ASSET MANAGEMENT	STRONG GOVERNMENT SECURITIES FUND	**	253,993
*	DONEGAL GROUP, INC.	COMMON STOCK, 142,257 SHARES	**	1,351,441
	** Historical cost information has not been disclosed for these participant-directed investments.			

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on April 18, 2002.

DONEGAL MUTUAL
INSURANCE COMPANY 401(k) PLAN

By:____________________________
Donald H. Nikolaus, Trustee

By:____________________________
Ralph G. Spontak, Trustee

By:____________________________
Daniel J. Wagner, Trustee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of McKonly & Asbury LLP (filed herewith)

McKONLY & ASBURY LLP
CERTIFIED PUBLIC ACCOUNTANTS

CLARENCE E. ASBURY, CPA, CVA
TERRY L. HARRIS, CPA
ROBERT A. ROMAKO, CPA
GARY J. DUBAS, CPA
SCOTT A. HEINTZELMAN, CPA, CMA, CFE
TRACEY L. RASH, CPA, CGFM

MEMBERS
AMERICAN AND PENNSYLVANIA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
INTERNATIONAL GROUP OF ACCOUNTING FIRMS

We consent to incorporation by reference in the registration statements (Nos. 333-93785 and 333-94301) on Forms S-8 of Donegal Group, Inc. of our report dated October 10, 2001, relating to the financial statements and supplemental schedule of the Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2000 and for the year then ended, which report is incorporated by reference or appear in the December 31, 2000 annual report on Form 11-K of Donegal Mutual Insurance Company 401(k) Plan.

McKonly & Asbury LLP

McKONLY & ASBURY, LLP

Harrisburg, Pennsylvania
April 18, 2002

415 FALLOWFIELD ROAD
2ND FLOOR • CAMP HILL, PA 17011
(717) 761-7910 • FAX (717) 761-7944

M&A

MAILING ADDRESS: P.O. BOX 1331
HARRISBURG, PA 17105
WEB SITE: www.macpas.com